UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 29, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.

                          INTERIM FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                NOVEMBER 30, 2006

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM  FINANCIAL STATEMENTS



The accompanying unaudited interim financial statements of Halo Resources Ltd. for the three months ended November 30, 2006, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                             INTERIM BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                  NOVEMBER 30,      August 31,
                                                      2006             2006
                                                        $                $
                                     ASSETS

CURRENT ASSETS
Cash                                                 2,820,358          271,935
Amounts receivable and prepaids                        110,457          136,275
                                                  ------------     ------------
                                                     2,930,815          408,210

CAPITAL ASSETS (Note 3)                                311,326          298,630

UNPROVEN MINERAL INTERESTS (Note 4)                 22,098,181       23,845,828
                                                  ------------     ------------
                                                    25,340,322       24,552,668
                                                  ============     ============

                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities               363,200          256,688

REDEEMABLE PREFERRED SHARES (Note 5)                 8,000,000        8,000,000

ASSET RETIREMENT OBLIGATION                          1,014,500        1,014,500

FUTURE INCOME TAX LIABILITY                          4,556,000        4,832,000
                                                  ------------     ------------
                                                    13,933,700       14,103,188
                                                  ------------     ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                              33,718,594       32,395,855

CONTRIBUTED SURPLUS (Note 8)                         1,717,822        1,360,767

DEFICIT                                            (24,029,794)     (23,307,142)
                                                  ------------     ------------
                                                    11,406,622       10,449,480
                                                  ------------     ------------
                                                    25,340,322       24,552,668
                                                  ============     ============

SUBSEQUENT EVENT (Note 12)



APPROVED BY THE BOARD

/s/ MARC CERNOVITCH   , Director
----------------------
/s/ NICK DEMARE       , Director
----------------------

          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                      2006             2005
                                                        $                $

EXPENSES
Accretion                                                    -           19,000
Depreciation                                             6,855            2,110
General and administrative                             444,019          450,667
General exploration                                      6,295                -
Stock-based compensation                               322,108          193,383
Write-down of unproven mineral
    interest (Note 4(b))                               225,000                -
                                                  ------------     ------------
                                                     1,004,277          665,160
                                                  ------------     ------------
LOSS BEFORE OTHER ITEMS                             (1,004,277)        (665,160)

OTHER ITEM
Interest income                                          5,625            4,650
                                                  ------------     ------------
LOSS BEFORE INCOME TAXES                              (998,652)        (660,510)

FUTURE INCOME TAX RECOVERY                             276,000          350,000
                                                  ------------     ------------
NET LOSS FOR THE PERIOD                               (722,652)        (310,510)

DEFICIT - BEGINNING OF PERIOD                      (23,307,142)     (21,107,207)
                                                  ------------     ------------
DEFICIT - END OF PERIOD                            (24,029,794)     (21,417,717)
                                                  ============     ============


LOSS PER COMMON SHARE
    - BASIC AND DILUTED                                 $(0.02)          $(0.01)
                                                  ============     ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                       33,049,663       25,599,355
                                                  ============     ============




          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         INTERIM STATEMENTS OF CASH FLOW
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                      2006             2005
                                                        $                $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Net loss for the period                               (722,652)        (310,510)
Items not involving cash
    Accretion                                                -           19,000
    Depreciation                                         6,855            2,110
    Stock-based compensation                           322,108          193,383
    Write-down of unproven mineral interests           225,000                -
    Future income tax recovery                        (276,000)        (350,000)
Decrease (increase) in amounts receivable
    and prepaids                                        25,818          (35,662)
Increase (decrease) in accounts payable and
   accrued liabilities                                 (46,179)          81,925
                                                  ------------     ------------
                                                      (465,050)        (399,754)
                                                  ------------     ------------
FINANCING ACTIVITIES
Common shares issued for cash                        1,537,350        2,651,716
Common share issue costs                              (179,664)        (197,173)
                                                  ------------     ------------
                                                     1,357,686        2,454,543
                                                  ------------     ------------
INVESTING ACTIVITIES
Proceeds from sale of unproven mineral interests     2,025,000                -
Additions to unproven mineral interests               (349,662)        (965,276)
Purchase of capital assets                             (19,551)        (192,040)
                                                  ------------     ------------
                                                     1,655,787       (1,157,316)
                                                  ------------     ------------
INCREASE IN CASH                                     2,548,423          897,473

CASH - BEGINNING OF PERIOD                             271,935          893,525
                                                  ------------     ------------
CASH - END OF PERIOD                                 2,820,358        1,790,998
                                                  ============     ============

SUPPLEMENTARY CASH FLOW INFORMATION - See Note 10.



          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS

                                                    ------------------------------------------   ------------
                                                                                                  AUGUST 31,
                                                                 NOVEMBER 30, 2006                   2006
                                                    ------------------------------------------   ------------
                                                                    ACCUMULATED     NET BOOK       NET BOOK
                                                        COSTS      DEPRECIATION       VALUE          VALUE
                                                          $              $              $              $

         Office furniture and equipment                   46,634          8,221         38,413         40,417
         Computer and telephone equipment                 48,787         10,574         38,213         21,430
         Field equipment and facility                    254,741         28,684        226,057        226,700
         Leasehold improvements                           11,524          2,881          8,643         10,083
                                                    ------------   ------------   ------------   ------------
                                                         361,686         50,360        311,326        298,630
                                                    ============   ============   ============   ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS

                                     ------------------------------------------   ------------------------------------------
                                                  NOVEMBER 30, 2006                             AUGUST 31, 2006
                                     ------------------------------------------   ------------------------------------------
                                                       DEFERRED                                     DEFERRED
                                      ACQUISITION    EXPLORATION       TOTAL       ACQUISITION    EXPLORATION       TOTAL
                                         COSTS          COSTS          COSTS          COSTS          COSTS          COSTS
                                           $              $              $              $              $              $

         Duport                        14,992,409      2,245,478     17,237,887     14,957,409      2,241,773     17,199,182
         Bachelor Lake                  1,174,289      1,622,500      2,796,789      1,399,289      3,647,500      5,046,789
         Sherridon                        433,320      1,542,267      1,975,587        423,519      1,127,370      1,550,889
         Red Lake                          38,952         48,966         87,918         38,952         10,016         48,968
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                       16,638,970      5,459,211     22,098,181     16,819,169      7,026,659     23,845,828
                                     ============   ============   ============   ============   ============   ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 5). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, 10 mineral claims in the area of the Duport property, covering an area of approximately 1,744 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option by paying $650,000 cash and issuing 1,400,000 common shares, at a value of $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,818,123 by paying $1,293,123 cash and issuing 700,000 common shares, at a value of $525,000. Upon exercising the option and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company will be required to pay to Wolfden a bonus payment of $250,000 cash and issue a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid the $100,000. The Bachelor Lake Property was then operated under a joint venture agreement (the "Bachelor Lake JV").

                  On May 2, 2006, as amended August 28, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company.

                  On November 17, 2006, Metanor and the Company agreed to a new agreement (the "Revised Metanor Purchase") under which Metanor has now agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $4 million, as follows:

                  i)       $2 million cash  (received);
                  ii)      $500,000 cash on or before March 30, 2007; and
                  iii) $500,000 in cash or common shares of Metanor each on or before May 31, 2007, August 31, 2007 and November 30, 2007.

                  Metanor continues to be responsible for all on-going costs, expenses and obligations of the Bachelor Lake JV. In addition Metanor has granted the Company a 1% NSR and the Company will retain its beneficial interest in the Bachelor Lake JV until completion of the sale.

                  During the three months ended November 30, 2006, the Company recognized a further write-down of $225,000 to reflect the terms of the Revised Metanor Agreement.

         (c)      Sherridon VMS Project, Manitoba

                  The Company has acquired, through staking and various acquisition agreements, an interest in 19,875 hectares located in the Sherridon area, north-central Manitoba. Details of the acquisitions are as follows:

                  i) 76 unproven claims covering approximately 14,789 hectares, staked by the Company;

                  ii) on February 9, 2005, as amended February 9, 2006, the Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company had the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash, issued 50,000 common shares of the Company, at a value of $60,000, and was required to complete a $500,000 work commitment, pay a further $40,000 cash and issue 50,000 common shares. See also
                           Note 12.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  iii) heads of agreement (the "Dunlop HOA") dated February 9, 2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash ($15,000 paid), issuance of 250,000 common shares of the Company (25,000 shares issued) and expending a total of $170,000 in work expenditures over a four year period; and

                  iv) three option agreements (the "HBED Options"), dated March 19, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 25 unproven mineral claims and one mining lease covering approximately 3,478 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:

                                                     OPTION            WORK
                           DATE                     PAYMENTS       EXPENDITURES
                                                        $                $

                           On signing                  30,000(paid)           -
                           First Anniversary           70,000            30,000
                           Second Anniversary         120,000           100,000
                           Third Anniversary           80,000           790,000
                           Fourth Anniversary         350,000         3,380,000
                                                 ------------      ------------
                                                      650,000         4,300,000
                                                 ============      ============

                           Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company.

                           Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company. HBED will also hold a 2% NSR.

         (d)      Red Lake Property, Ontario

                  On April 18, 2006, the Company entered into a letter of intent (the "Red Lake LOI") with Goldcorp. Inc. ("Goldcorp") regarding the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "Red Lake Property") located in Ball Township, Red Lake, Ontario. On June 20, 2006, the Company and Goldcorp completed a formal option agreement (the "Red Lake Option") on the Red Lake Property. Under the terms of the Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2008. Upon spending the $3.0 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 4(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Redeemable Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During the three months ended November 30, 2006, the Company recorded $39,167 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at November 30, 2006, $26,667 of accrued dividends were included as part of accounts payable and accrued liabilities.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                         unlimited preferred shares (Note 5)

                                                    ---------------------------   ---------------------------
         Issued common shares:                           NOVEMBER 30, 2006              AUGUST 31, 2006
                                                    ---------------------------   ---------------------------
                                                       SHARES         AMOUNT         SHARES         AMOUNT
                                                                         $                             $

         Balance, beginning of period                 31,138,216     32,395,855     21,005,765     28,487,576
                                                    ------------   ------------   ------------   ------------
         Issued during the period
         For cash
              Private placements                       3,416,333      1,537,350      5,273,236      3,493,249
              Exercise of options                              -              -        150,000         67,500
              Exercise of warrants                             -              -      4,598,500      1,523,950
         For fiscal advisory services                          -              -         85,715         32,458
         For corporate finance fees                       62,500         22,720              -              -
         For unproven mineral interests                        -              -         25,000         18,250
         Reallocation from contributed surplus on
              exercise of options                              -              -              -         69,413
                                                    ------------   ------------   ------------   ------------
                                                       3,478,833      1,560,070     10,132,451      5,204,820
         Less:  Flow-through share renunciation                -              -              -       (820,633)
                Share issue costs                              -       (237,331)             -       (475,908)
                                                    ------------   ------------   ------------   ------------
                                                       3,478,833      1,322,739     10,132,451      3,908,279
                                                    ------------   ------------   ------------   ------------
         Balance, end of period                       34,617,049     33,718,594     31,138,216     32,395,855
                                                    ============   ============   ============   ============

         (a) During the three months ended November 30, 2006 the Company completed a brokered private placement and issued 3,416,333 flow-through units at a price of $0.45 per flow-through unit, for total gross proceeds of $1,537,350. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common share of the Company at a price of $0.60 on or before April 12, 2008. A director of the Company purchased 20,000 flow-through units for $9,000.

                  The Company paid an agent a cash commission of $115,301 and issued 341,633 warrants (the "Agent Warrants") and incurred $64,363 of costs relating to the financing. Each Agent's Warrant is exercisable to purchase one common share at a price of $0.45 on or before April 12, 2008. The fair value of the Agent's Warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 79.42%; a risk-free interest rate of 4.00%; and an expected life of one and one-half years. The value assigned to the Agent's Warrants was $29,542.

                  The Company also issued 62,500 units (the "Corporate Finance Units"), at a value of $28,125, for corporate finance fees. Each Corporate Finance Unit, comprising of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.45 per share on or before April 12, 2008. The fair value of the warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 79.42%; a risk-free interest rate of 4.00%; and an expected life of one and one-half years. The value assigned to the warrants was $5,405.

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       SHARE CAPITAL (continued)

         (b) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at November 30, 2006 and 2005 and the changes for the three months ending on those dates is as follows:
                                                    ------------   ------------
                                                        2006             2005
                                                    ------------   ------------
                 Balance, beginning of period          8,322,563     10,331,859
                  Pursuant to private placements       2,112,299      2,589,204
                  Exercised                                    -       (409,667)
                                                    ------------   ------------
                  Balance, end of period              10,434,862     12,511,396
                                                    ============   ============

                  Common shares reserved pursuant to warrants outstanding at November 30, 2006, are as follows:


                      NUMBER          EXERCISE PRICE         EXPIRY DATE
                                            $
                     2,313,182             1.50              December 23, 2006
                     2,718,530             1.35              December 23, 2006
                       701,647             1.05              December 23, 2006
                     2,071,015             0.70              September 14, 2007
                       432,474             0.70              September 29, 2007
                        85,715             0.75              October 14, 2007
                     1,708,166             0.60              April 12, 2008
                       404,133             0.45              April 12, 2008
                  ------------
                    10,434,862
                  ============


7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the three months ended November 30, 2006 the Company granted 1,547,000 stock options (2005 - 855,000) to its employees, directors and consultants and recorded compensation expense of $233,174 (2005 - $193,383). In addition the Company amended terms of 450,000 (2005 -
         nil) stock options in which the Company recorded compensation expense of $88,934 (2005 - $nil).

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the three months ended November 30, 2006 and 2005:

                                              2006             2005
                                          ------------     ------------
         Risk-free interest rate              4.00%            3.24%
         Estimated volatility                78.74%           61.41%
         Expected life                      3 years         1.5 years
         Expected dividend yield               0%               0%

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The weighted average fair value of all stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.15 (2005 - $0.23) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.


         A summary of the Company's stock options at November 30, 2006 and 2005, and the changes for the three months ending on those dates is presented below:

                                                    ----------------------------  ----------------------------
                                                                2006                          2005
                                                    ----------------------------  ----------------------------
                                                                     WEIGHTED                      WEIGHTED
                                                       NUMBER         AVERAGE        NUMBER         AVERAGE
                                                     OF OPTIONS   EXERCISE PRICE   OF OPTIONS    EXERCISE PRICE
                                                                        $                              $

         Balance, beginning of period                  2,903,000       0.56          1,688,000        0.80
         Granted                                       1,547,000       0.45            855,000        0.75
         Cancelled                                      (990,000)      0.71                  -         -
                                                    ------------                  ------------
         Balance, end of period                        3,460,000       0.47          2,543,000        0.77
                                                    ============                  ============

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2006:

            OPTIONS            OPTIONS       EXERCISE
          OUTSTANDING        EXERCISABLE       PRICE       EXPIRY DATE
                                                 $

              450,000            450,000       0.60        May 31, 2009
              150,000            150,000       0.45        September 28, 2008
              913,000            913,000       0.45        February 2, 2009
              400,000            200,000       0.45        March 10, 2011
            1,547,000          1,359,500       0.45        November 27, 2009
         ------------       ------------
            3,460,000          3,072,500
         ============       ============


8.       CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:

                                                    NOVEMBER 30,    AUGUST 31,
                                                        2006           2006
                                                          $              $

         Balance, beginning of period                  1,360,767        738,642
              Stock options exercised                          -        (69,413)
              Stock-based compensation on
                  stock options (Note 7)                 322,108        550,817
              Stock-based compensation on
                  warrants (Note 6)                       34,947        140,721
                                                    ------------   ------------
         Balance, end of period                        1,717,822      1,360,767
                                                    ============   ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended November 30, 2006 and 2005 the Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:
                                                        2006           2005
                                                          $              $

                  Accounting and administration           23,200         31,500
                  Professional and consulting             29,100         29,100
                  Compensation and benefits               23,250         23,250
                                                    ------------   ------------
                                                          75,550         83,850
                                                    ============   ============

                  These  fees  have  been  either   expensed  to  operations  or
                  capitalized to unproven mineral interests, based on the nature of the expenditures.

                  As  at  November  30,  2006,   accounts  payable  and  accrued
                  liabilities include $13,166 (2005 - $15,643) due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these financial statements.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the three months ended November 30, 2006 and 2005 are as follows:

                                                        2006           2005
                                                          $              $
         Operating Activity

         Accrued payable for unproven  mineral
             interests                                   152,691          4,167
                                                    ============   ============

         Financing Activities

         Issuance of common shares for fiscal
             advisory services                                 -         60,000
         Issuance of common shares for corporate
             finance fee                                  28,125              -
         Common share issue costs                        (28,125)       (60,000)
         Share capital - future income tax
             adjustment                                        -       (820,633)
         Future tax liability                                  -        820,633
                                                    ------------   ------------
                                                               -              -
                                                    ============   ============

         Investing Activity

         Accounts payable for unproven
             mineral interests                          (152,691)        (4,167)
                                                    ============   ============

                               HALO RESOURCES LTD.
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



10.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

         Other supplementary cash flow information:

                                                        2006           2005
                                                          $              $
         Interest paid in cash                                 -              -
                                                    ============   ============
         Dividends paid in cash                           12,500         12,500
                                                    ============   ============
         Income taxes paid in cash                             -              -
                                                    ============   ============


11.      SEGMENTED INFORMATION

         The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these areas are as follows:
                                     ------------------------------------------
                                                  NOVEMBER 30, 2006
                                     ------------------------------------------
                                     IDENTIFIABLE                      NET
                                        ASSETS        REVENUES         LOSS
                                           $              $              $

         Mineral operations            22,098,181              -       (225,000)
         Corporate                      3,242,141          5,625       (497,652)
                                     ------------   ------------   ------------
                                       25,340,322          5,625      (722,652)
                                     ============   ============   ============

                                     ------------------------------------------
                                                   AUGUST 31, 2006
                                     ------------------------------------------
                                     IDENTIFIABLE                      NET
                                        ASSETS        REVENUES         LOSS
                                           $              $              $

         Mineral operations            23,845,828              -     (1,538,655)
         Corporate                        706,840         16,729       (661,280)
                                     ------------   ------------   ------------
                                       24,552,668         16,729     (2,199,935)
                                     ============   ============   ============


12.      SUBSEQUENT EVENTS

         On December 3, 2006, the Company and EL entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement") which closed on January 12, 2007, under which the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, in north-central Manitoba, for $90,000 cash and 160,000 common shares of the Company. EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.

                                                                      SCHEDULE I

                               HALO RESOURCES LTD.
                     SCHEDULE OF UNPROVEN MINERAL INTERESTS


                                     ------------------------------------------------------------------------   -----------
                                                                                                                 YEAR ENDED
                                                                                                                  AUGUST 31,
                                                       THREE MONTHS ENDED NOVEMBER 30, 2006                         2006
                                     ------------------------------------------------------------------------   -----------
                                                      BACHELOR                        RED
                                        DUPORT          LAKE         SHERRIDON        LAKE
                                       PROPERTY       PROPERTY      VMS PROJECT     PROPERTY         TOTAL          TOTAL
                                           $              $              $              $              $              $

BALANCE - BEGINNING OF PERIOD          17,199,182      5,046,789      1,550,889         48,968     23,845,828     22,759,333
                                     ------------   ------------   ------------   ------------   ------------   ------------
AMOUNTS INCURRED DURING THE PERIOD

EXPLORATION EXPENDITURES

Accounting                                      -              -              -              -              -         13,272
Airborne surveying                              -              -         39,541              -         39,541        350,270
Assays                                          -              -          8,347          3,441         11,788         32,510
Camp and equipment costs                        -              -              -              -              -        239,251
Consulting                                    502              -        202,789         24,256        227,547        697,681
Data                                            -              -              -              -              -         25,000
Drilling                                        -              -        113,504              -        113,504        296,768
Due diligence                                   -              -              -              -              -         14,214
Engineering                                     -              -              -              -              -         49,876
Exploration office costs                      574              -         12,894          3,447         16,915         63,983
Field personnel                             1,270              -              -              -          1,270        167,769
Field supplies                                912              -          3,971          2,128          7,011          6,559
Filing                                          -              -              -              -              -          3,250
Insurance                                       -              -              -              -              -         16,719
Maintenance                                     -              -              -              -              -         16,388
Mobilization, demobilization                    -              -              -              -              -          6,132
Rent and utilities                              -              -              -              -              -        106,577
Surveying                                       -              -              -              -              -          3,573
Technical report                                -              -              -              -              -         10,859
Telephone                                       -              -          2,935              -          2,935          9,580
Travel                                        447              -         30,916          5,678         37,041        132,541
Reimbursement / Recoveries                      -     (2,025,000)             -              -     (2,025,000)      (228,708
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                            3,705     (2,025,000)       414,897         38,950     (1,567,448)     2,034,064
                                     ------------   ------------   ------------   ------------   ------------   ------------
OTHER ITEMS

Acquisition costs and payments                  -              -              -              -              -        232,244
Claims staking and lease rental costs           -              -          9,801              -          9,801        147,402
Legal                                           -              -              -              -              -        161,440
Capitalized dividend                       35,000              -              -              -         35,000         50,000
Future income tax adjustment                    -              -              -              -              -              -
Asset retirement obligation                     -              -              -              -              -              -
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                           35,000              -          9,801              -         44,801        591,086
                                     ------------   ------------   ------------   ------------   ------------   ------------
BALANCE BEFORE WRITE-DOWN              17,237,887      3,021,789      1,975,587         87,918     22,323,181     25,384,483

WRITE-DOWN (Note 4(b))                          -       (225,000)             -              -       (225,000)    (1,538,655)
                                     ------------   ------------   ------------   ------------   ------------   ------------
BALANCE - END OF PERIOD                17,237,887      2,796,789      1,975,587         87,918     22,098,181     23,845,828
                                     ============   ============   ============   ============   ============   ============

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 24, 2007 and should be read in conjunction with the interim financial statements and the accompanying notes for the three months ended November 30, 2006 and 2005 of Halo Resources Ltd. (the "Company") that have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is engaged in the acquisition and exploration of precious and base metals on mineral interests located in Canada. Current Company exploration activities are in the provinces of Manitoba and Ontario. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

During October 2006 a reconnaissance mapping and sampling program was completed over a portion of the East Group of claims held by the Company on the Duport property. Anomalous gold values were returned from limited sampling of sulphide-bearing intrusive rocks collected on claim 3007334 which is underlain by quartz diorite rocks of the Canoe Lake Stock. The stock is host to gold mineralization near the contact with mafic volcanic rocks of the Cedar Island Formation. The altered margin of the Canoe Lake Stock is a new target area for the Company and additional work will be directed towards the evaluation and further definition of high priority targets in this area.

In addition to the East Group, the Duport property covers the advanced-stage Duport resource located on the West Group of claims. This resource has been defined over a strike length of 760 meters to a vertical depth of 450 meters and contains 424,000 tonnes grading 13.4 grams per tonne gold for 183,000 ounces in the indicated category as well as 387,000 tonnes grading 10.7 grams per tonne gold for 133,000 ounces in the inferred category.

The Company believes that there is a high potential to expand the existing resource, both laterally and along strike of the deposit, and discover additional ounces within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit. Work has commenced to quantify a cost effective exploration program to test potential drill targets and expand the existing resource base. The results of the study will be used to define an aggressive project development strategy that will be shared with potential mining partners.

BACHELOR LAKE PROPERTY, QUEBEC

No exploration activities were carried out by the Company during this quarter. The acquisition process of the Company's 50% undivided ownership interest in the Bachelor Lake Property by Metanor Resources Inc. ("Metanor") is in progress and is expected to be complete by November 30, 2007. Metanor continues to pay all costs and expenses of the Bachelor Lake Joint Venture.

QUARTER MOON LAKE PROPERTY, MANITOBA

On December 3, 2006, the Company and Endowment Lakes (2002) Limited Partnership ("EL") entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement") which was completed on January 12, 2007, under which the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon letter of intent (the "EL Claims"), in north-central Manitoba, for $90,000 cash and issued 160,000 common shares of the Company. EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000. The El Claims are strategically located within the Sherridon dome structure and Meat Lake basin structure respectively and will play an important role in the Company's plans to explore for high-grade volcanogenic massive sulphide deposits. The Company also has acquired the right to acquire any additional rights acquired by EL in and to any mining claims within a one kilometer area from the perimeter boundaries of the EL Claims.

Now that this transaction is complete, the Quarter Moon Lake Property will be included with the Sherridon VMS Property.

SHERRIDON VMS PROPERTY, MANITOBA

The Sherridon VMS Property comprises a large land package in the Sherridon volcanogenic massive sulphide district. The property includes the site of the former Sherritt Gordon Mines' copper-zinc mine that operated from 1933 to 1950 and produced 7.7 million tonnes of copper-zinc ore. The property is considered by the Company to be highly prospective for new VMS discoveries and to have a largely untested gold potential. Possible developments in the future are greatly facilitated by the existing rail link to Hudson Bay Mining and Smelting Co. Ltd.'s ("HBMS") mining/metallurgical complex approximately 70 km to the southwest and also by the presence of an all-weather 78 km road to provincial Highway 10, a power line and a communication tower.

The Company has now staked a total of 74 claims (approximately 14,750 ha) and together with the purchase of the ten claim (2,072 ha) land package from EL (see Quarter Moon Lake Property above), the Company held ground is now 16,822 hectares. Through four option agreements the Company also has the right to acquire a 100% interest in 30 other mining claims and one mineral lease in the Sherridon area bringing the total land package to approximately 20,836 hectare. The most significant of these agreements are those with Hudson Bay Exploration and Development Company Limited ("HBED") which allow the Company to acquire 100% of the substantial Jungle and Park copper-zinc deposits. In total, the property currently hosts approximately 11 mt of historic copper-zinc resources.

During September and October, preliminary data processing of the airborne geophysical data was carried out with early results revealing numerous new EM conductors including a strong conductor 500 metres east and at a depth of 250 to 400 metres along the down plunge extension of the historic Sherritt Gordon East Zone ore body.

The final geophysical report detailing and prioritizing all EM anomalies discovered during the VTEM program was issued during December 2006. This report will form the basis for ongoing exploration activities during 2007. Work continues to develop specific drilling targets from approximately 122 new EM targets that have been identified by the geophysics program. Initial planning of the multi-year exploration program for the Sherridon Project has been completed.

In October, the Company agreed to conduct joint research in the Geological Survey of Canada's Flin Flon Project, part of the Government of Canada's national Targeted Geoscience Initiative III (TGI-3) Program. The Flin Flon Project is a five year integrated geoscience study aimed at helping in the discovery of new base metal deposits in established mining communities of the Flin Flon-La Ronge-Lynn Lake district of northern Manitoba and Saskatchewan. The Company places great importance on engaging its technical staff collaboratively with technical experts from the provincial and federal government, from academia and also HBMS.

In November, the Company commenced a drill program designed to test numerous, previously untested VMS target areas identified by the recently completed helicopter-borne deep penetration and high resolution VTEM survey. The first drill location is within an area that covers the postulated extension of the historic Sherritt Gordon East Zone ore body (the Eastern Areas).

Drilling is currently been carried out at the Bob Lake deposit located 5.5 km northeast of Sherridon. The deposit consists of major sulphide lenses that dip to the northeast at approximately 45(degree) and plunging 18(degree) east. Initial drilling aims to test the exact location of the mineralized horizon and to help determine the plunge and direction of a high grade shoot indicated by a Sherritt Gordon drill hole that cut 43 metres at 0.96% copper and 1.2% zinc, including 23 metres at 1.17% copper and 2.2% zinc.

Over the next two years, using the best available technology, the Company will apply a fully integrated and multi-disciplined approach to systematically and efficiently complete the primary drill testing of all newly identified exploration areas in the Sherridon VMS district. It will also complete a thorough exploration program within and adjacent to all the existing historic resource areas with a view to increasing the quality and quantity of the resources sufficiently to support a bankable feasibility study. Over the next 12 months, all historic resources will be brought into NI 43-101 compatible resource categories. A preliminary economic evaluation will also be conducted to define the requirements for production feasibility. Geophysical modeling techniques will continue to be used to generate primary exploration targets for drill testing. Geochemical sampling and lithogeochemical and other sampling programs will be conducted over all primary target areas as a means to better refine and prioritize potential drill targets. Drill testing of all targets will continue.

WEST RED LAKE PROPERTY, ONTARIO

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

The Red Lake greenstone belt is host to the richest gold deposit in the world. The high-grade zone at the Red Lake Mine contains 4.6 million ounces at a grade of 2.35 oz/ton gold. The Red Lake Camp has produced over 20 million ounces and is currently being explored by a number of senior gold companies that include AngloGold, Teck Cominco, Barrick and Goldcorp.

The West Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp. The property covers widespread gold mineralization from surface showings and small gold deposits. Previous exploration by a number of companies including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935 and surface trenching has returned significant surface gold values including up to1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively. The property has now been consolidated into a larger package of contiguous claims.

The Company has subdivided the project into four broad exploration target areas:
Biron Bay, Middle Bay-May Spiers, West Trout-Bridget Lake and Pipestone-Phillips Channel. During October 2006, work commenced on a mapping, sampling and prospecting program focused on the Middle Bay-May Spiers target with the objective of developing an understanding of the geological setting and to confirm the presence of gold mineralization west of Middle Bay.

A total of 97 rock samples were submitted for assay and whole rock analysis to ALS Chemex in Thunder Bay. Sampling of old trenches located between the historic Miles Red Lake showing and the May-Spiers deposit successfully confirmed the presence of significant gold, silver and copper mineralization. Whole rock geochemistry revealed that the underlying geology is favourable for these elements.

A series of old trenches exposing silicified shear zones containing pyrite represents the North Zone. Trench 8-01, apparently undisturbed under brush for several years returned up to 4.93 g/t Au, 75.5 g/t Ag and 3.63% Cu over 0.80 metres. This mineralized occurrence lies 125m south of the North Zone.

The South Zone, located 350m to the south, is exposed within a series of trenches and steep-walled pits over a strike length of 100 meters. The mineralization is hosted within intermediate to-felsic lapilli tuffs and is concentrated in silicified, sulphidized shears up to 2 meters in width containing pyrite and locally sphalerite, chalcopyrite, galena and arsenopyrite. A sample collected near the 9-44 "shaft" returned 81 g/t Au, 100 g/t Ag and 4.61% Cu over a width of 0.70m. In addition, a sample taken from the 10-23 pit located along strike about 82m west of the 9-44 location yielded 3.62 g/t Au, 100 g/t Ag and 8040 ppm As. The program was suspended prematurely due to deteriorating weather conditions that included heavy snow accumulation and below normal temperatures.

In early 2007, the Company commenced a 30 line km of grid work covering both the North and South Zones, extending to the east to include the May-Spiers deposit. This will be followed-up with detailed induced polarization (IP) and magnetometer surveying and diamond drilling of the highest priority targets. Work will also be carried out on the Biron Bay, West Trout-Bridget Lake and Pipestone-Phillips Channel areas of the property in preparation for a significant follow up exploration and diamond drilling program later in the year and into 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                            ----------   -------------------------------------------------   ------------------------------------
                              FISCAL
                               2007                         FISCAL 2006                                   FISCAL 2005
                            ----------   -------------------------------------------------   ------------------------------------
THREE MONTH PERIODS ENDING    AUG 31       MAY 31       FEB 28       NOV 30       AUG 31        MAY 31      FEB 28       NOV 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues - interest income       5,625        4,068        4,513        3,498        4,650        5,549       13,016       12,323
Net income (loss)             (722,652)     178,880   (1,821,875)    (246,430)    (310,510)    (343,202)    (257,398)     485,859
Basic and diluted income
   (loss) per share              (0.02)        0.01        (0.06)       (0.01)       (0.01)       (0.01)       (0.01)        0.03
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              2,567,615      151,522      967,196      751,209    1,358,021      506,811      821,010    4,809,864
Total assets                25,340,322   24,522,668   24,663,418   25,487,480   25,971,467   23,928,682   22,474,879    6,346,291
Total long-term
   liabilities              13,570,500   13,846,500   14,399,133   14,560,133   14,756,133   14,266,500   13,314,000          Nil
                            ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

During the three months ended November 30, 2006 (the "2006 period"), the Company reported a net loss of $722,652, an increase in loss of $412,142, from the $310,510 loss reported during the three months ended November 30, 2005 (the "2005 period"). The increase in the net loss in the 2006 period compared to the 2005 period is primarily attributed to a $128,725 increase in stock-based compensation and $225,000 increase in write-down of unproven mineral interests.

General and administrative costs decreased from $450,667 in the 2005 to $444,019 in the 2006 period, as follows:
                                                         2006         2005
                                                           $            $

Accounting and administration                             23,200       31,500
Advertising and related                                    7,033        8,050
Compensation and benefits                                 23,250       23,250
Consulting and professional fees                          45,321       89,240
Corporate finance fee                                          -       60,000
Filing fees and transfer agent                             2,409        9,397
Foreign exchange                                               -          316
Investment conferences                                   112,167       24,345
Investor relations and shareholder communications         83,955       57,329
Legal and audit                                           61,490       60,434
Office and general                                        22,065       22,778
Office rent and operating costs                            8,958        7,891
Printing                                                   4,921        4,221
Telephone                                                  5,307        3,331
Travel and related costs                                  42,576       46,728
Website and internet costs                                 1,367        1,857
                                                      ----------   ----------
                                                         444,019      450,667
                                                      ==========   ==========

Significant expenditures incurred during the 2006 period, include $52,250 for legal costs incurred primarily for general legal advice on financings and general corporate activities; $9,240 for independent audit costs; $112,167 for attendance and participation in investment conferences and meetings with the investment communities in Canada and Europe; and $83,955 for investor relations and shareholder communications. During the 2006 period $23,250 was paid to the President of the Company for compensation and benefits, and accounting and administration expenses of $23,200 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel.

The increase in significant general and administrative expenditures partially offset by:

(i)      a decrease of $43,919 for consulting and professional fees;
(ii)     a decrease of $6,988 for filing fees and transfer agent; and;
(iii) a decrease of $60,000 for corporate finance fee, due to reduced financings in the 2006 period compared to the 2005 period.

The Company also recorded a stock-based compensation charge of $322,108 in the 2006 period on the granting of 1,547,000 stock options and amending terms of 450,000 stock options, compared to $193,383 in the 2005 period, when the Company granted 855,000 stock options. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

During the 2006 period the Company recorded a total of $6,295 (2005 - $nil) for general exploration expenditures. On November 17, 2006, the Company agreed to a new agreement under which Metanor has now agreed to purchase the Company's 50% interest for total consideration of $4.0 million. During the 2006 period, the Company recognized a further write-down of $225,000 to reflect the terms of the revised Metanor agreement. Detailed discussion of the Company's proposed sale of its Bachelor Lake interest and exploration activities conducted is discussed in "Exploration Projects".

As a result of the application of previously unrecognized losses during the 2006 period, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $276,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at November 30, 2006, the Company had working capital of $2,567,615. In October 2006, the Company raised $1,537,350 on the sale of common shares on a flow-through basis. Although final budgets have not been completed, the Company expects to continue exploration work on its Sherridon, Duport and Red Lake Properties. The Company expects that it will require additional financings to maintain its core operations, planned exploration and current levels of corporate overhead. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2006 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the 2006 period, the Company incurred $75,550 (2005 - $83,850) for consulting and professional, compensation and benefits, and accounting and administrative services provided by companies controlled by officers and directors of the Company. As at November 30, 2006, accounts payable and accrued liabilities include $13,166 (2005 - $15,643) due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

The Company has retained, on a part time basis and on a contract basis, a number of assistants during the 2006 period. A number of other consultants were also retained during the 2006 period, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America.

On March 10, 2006, the Company entered into an investor relation agreement with Clark Avenue Company Inc. ("Clark Avenue") to provide market awareness and investor relations on behalf of the Company. The agreement is for a term of one year. Clark Avenue is paid $5,000 per month, and the Company also granted Clark Avenue an option to purchase 400,000 common shares of the Company exercisable at a price of $0.45 per share on or before March 10, 2011. During the 2006 period, the Company paid $15,000 to Clark Avenue.

During the 2006 period, the Company was active in providing corporate awareness of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in Toronto, Winnipeg, and Frankfurt. The Company is also using a number of web based advertisers. During the 2006 period, the Company paid $7,033 for advertising, $112,167 for investment conferences, $83,955 for investor relations and shareholder communications and $4,921 for printing costs associated with investor materials and pamphlets.

On June 7, 2006, the Company entered into an investor relations agreement with Value Relations GmbH ("Value Relations") to provide investor relations and corporate financing activities in Europe. The Company agreed to pay Value
Relations US $5,000 per month for a period of five months. During the 2006 period, the Company paid $33,104 to Value Relations. Effective November 1, 2006, the Company renewed its arrangement with Value Relations, under which it has agreed to pay Value Relations EUR(euro)5,000 per month for twelve months and granted 250,000 stock options, at $0.45 per share, for a period of three years.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 24, 2007, there were 34,777,049 issued and outstanding common shares, 3,460,000 stock options outstanding and 3,072,500 stock options exercisable, at an exercise price ranging from $0.45 to $0.60 per share, and 4,701,503 warrants outstanding, with exercise prices ranging from $0.45 to $0.75 per share.

DISCLOSURE CONTROLS

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the three months ended November 30, 2006 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at November 30, 2006. Based on this evaluation, it was determined that certain weaknesses existed in internal controls over financial reporting. In addition, the Company has not fully completed its review and evaluation of the design of internal control over financial reporting as envisioned under 52-109. The Company expects to complete its assessment in Fiscal 2007. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Marc Cernovitch, a Director and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 26, 2007


/s/ MARC CERNOVITCH
----------------------------------
Marc Cernovitch,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 26, 2007


/s/ NICK DEMARE
----------------------------------
Nick DeMare,
Director & Chief Financial Officer